BROADVISION, INC.
585 BROADWAY
REDWOOD CITY, CA  94063

August 31, 2005

VIA FACSIMILE (202-772-9210) AND EDGAR

Attention: Perry Hindin

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549-4591

Re:	BroadVision, Inc.
Form S-3 Registration Statement
File No. 333-125640

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on August 31, 2005 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BROADVISION, INC.

By:	/s/ William E. Meyer
William E. Meyer
Chief Financial Officer